Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-275898
Index Supplement SOL-1 to the Prospectus dated December 20, 2023 and the Prospectus Supplement dated December 20, 2023
Royal Bank of Canada Senior Global Medium-Term Notes, Series J
Royal Bank of Canada may offer and sell notes or other securities (the “Notes”), the payments and performance of which will be linked to the performance of one or more of the following equity indices:
•	Solactive Equal Weight U.S. Blue Chip Select AR Index
•	Solactive Equal Weight U.S. Semi Conductor Select AR Index
•	Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index
•	Additional indices that we may identify from time to time that are sponsored by the same index sponsor, Solactive AG (the “Index Sponsor”), and which have comparable index rules
Throughout this document we refer to each of these indices as an “Index” or collectively as the “Indices”. The prospectus dated December 20, 2023, the prospectus supplement dated December 20, 2023 and the relevant product prospectus supplement, if any, describe the terms of different kinds of Notes and the terms that may apply generally to the Notes, including any Notes you purchase. For each offering of Notes that you purchase, a separate pricing supplement will describe terms that apply specifically to your Notes, including any changes to the terms in the accompa`nying prospectus or prospectus supplement or the relevant product prospectus supplement (if any). If the description in the relevant pricing supplement of any Indices to which your Notes are linked is inconsistent with the description of such Indices in this document, the description of the Notes in the applicable pricing supplement is controlling.
Your investment in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of this document, on page PS-3 of the accompanying prospectus supplement and on page 1 of the accompanying prospectus to read about investment risks relating to the Notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this index supplement or the accompanying prospectus, prospectus supplement or, if applicable, product prospectus supplement. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
RBC Capital Markets, LLC
Index Supplement dated June 4, 2024.

TABLE OF CONTENTS
Index Supplement

RISK FACTORS	IS-1
THE INDICES	IS-3

References to the “prospectus” mean the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, and any applicable product prospectus supplement of Royal Bank of Canada. References to the “relevant pricing supplement” or the “applicable pricing supplement” mean the pricing supplement that describes the specific terms of your Notes.

We may use this index supplement in the initial sale of Notes. In addition, RBC Capital Markets, LLC (“RBCCM”) or another of our affiliates may use this index supplement in a market-making transaction in Notes after their initial sale. Unless we or our agent informs the purchaser of the Notes otherwise in the confirmation of sale, this index supplement is being used in a market-making transaction.

IS-1

RISK FACTORS
An investment in your Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the prospectus, the prospectus supplement and the relevant product prospectus supplement, if any. You should carefully consider whether the Notes are suited to your particular circumstances. This index supplement should be read together with the prospectus, the prospectus supplement, the relevant product prospectus supplement, if any, and the relevant pricing supplement. The information in the prospectus, prospectus supplement and the relevant product prospectus supplement, if any, is supplemented by, and to the extent inconsistent therewith, replaced and superseded by, the information in this index supplement and the relevant pricing supplement. This section describes general risks relating to the Indices described in this document. We urge you to read the following information about these risks, together with the other information in this index supplement and the prospectus, the prospectus supplement, the relevant product prospectus supplement, if any, and the relevant pricing supplement, before investing in the Notes.
Risks Relating to Notes Linked to the Indices
Each Index Has a Limited Operating History and May Perform in Unanticipated Ways.
Each Index has a very limited operating history. Because each Index is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance.
Each Index Is Subject to an Adjustment Factor That Will Adversely Affect the Index Performance.
Each Index includes a per annum fee of a specific percentage set forth below (an “Adjustment Factor”), calculated daily, that is deducted on each index calculation day. The level of each Index will track the performance of an underlying index (the “Underlying Index”) that is calculated on a gross total return basis, which means that dividends paid on the constituents of such Underlying Index (the “Underlying Index Constituents”) are reinvested in the Underlying Index, and from which no fee is deducted. As a result, the applicable Index will underperform the applicable Underlying Index in all cases and the level of an Index may decline even if the level of the applicable Underlying Index increases.
Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Index.
Each Index is comprised exclusively of its Underlying Index. Although each Underlying Index is a gross total return index, the Adjustment Factor applied to the Index will reduce any positive benefit from dividends paid on those Underlying Index Constituents. This fee will accrue daily and will be deducted on each index calculation day, regardless of whether any dividends are paid on the Underlying Index Constituents.
Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels.
Each Index tracks the gross total return performance of its Underlying Index less the applicable Adjustment Factor. The level of an Index may be affected by the ability of issuers of the applicable Underlying Index Constituents to declare and pay dividends or make distributions in respect of their equity securities. Historical levels of dividends and distributions paid in respect of the applicable Underlying Index Constituents are not indicative of future payments, which payments are uncertain and depend upon various factors, including, without limitation, the financial position, earnings ratio and cash requirements of the applicable issuer and the state of financial markets in general. It is not possible to predict if dividends or distributions paid in respect of the applicable Underlying Index Constituents will increase, decrease or remain the same over the term of the Notes.
The Underlying Index Constituents Are Not Expected to Change During the Term of the Notes, and Are Limited in Number.
Unlike the constituents of many equity indices, the Underlying Index Constituents of a given Underlying Index are not expected to change over the term of the Notes, unless certain types of reorganization events occur, such as if an Underlying Index Constituent is merged into another company. Accordingly, you should only invest in the Notes if you are willing to make an investment linked to the applicable Underlying Index Constituents, as set forth in “The Indices” below and/or the applicable pricing supplement.
There Is No Guarantee That the Index Methodologies Will Be Successful.
Each Underlying Index is comprised of equity securities exclusively selected by the Index Sponsor based on a specific investment theme. There is no guarantee that the Index Sponsor will successfully select companies that will benefit from the applicable investment theme or that each Index will outperform any other indices or strategies that attempt to achieve a similar goal using other criteria. Each Underlying Index may outperform or underperform some or all of the securities of a targeted theme. Accordingly, the investment strategy represented by each Underlying Index, and therefore each Index, may not be successful, and your investment in the Notes may not earn a positive return or you may suffer a loss.
Additional Risks Relating to Notes Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index and the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index
An Investment in Notes Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index or the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index Is Subject to Risks Associated with a Specific Economic Industry.
The Underlying Index Constituents comprising the Underlying Index of each of the Solactive Equal Weight U.S. Semi Conductor Select AR Index and the Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index are issued by companies engaged in a specific industry of the economy. Because each such Index is linked to the performance of its Underlying Index, an investment in Notes linked to either such Index is subject to the risks associated with a specific economic industry. As a result, an investment in such Notes may be more risky than a security linked to a more diversified set of securities.
Additional Risks Relating to Notes Linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index
Even Though the Solactive Equal Weight U.S. Semi Conductor Select AR Index and Its Underlying Index, the Solactive Equal Weight U.S. Semi Conductor Select GTR Index, Include “U.S.” in Their Respective Names, an Investment in Notes linked to the Solactive Equal Weight U.S. Semi Conductor Select AR Index Is Subject to Risks Relating to Non-U.S. Securities Markets.
Because one security included in the Solactive Equal Weight U.S. Semi Conductor Select AR Index is an American depositary share whose underlying shares were issued by a non-U.S. issuer and are traded outside of the U.S., an investment in the Notes linked to this Index involves particular risks. For example, the relevant non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets.

THE INDICES
All information contained in this index supplement and the applicable pricing supplement regarding an Index, including, without limitation, its make-up, its method of calculation and changes in its components and its historical closing levels, is derived from information prepared by Solactive AG, (the “Index Sponsor”). Such information reflects the policies of, and is subject to change by, the Index Sponsor. Each Index is calculated and maintained by the Index Sponsor. Neither RBCCM, in its role as calculation agent for the Notes, nor any of our other affiliates, has participated in the preparation of such documents or made any due diligence inquiry with respect to any Index or the Index Sponsor in connection with the offering of the Notes. In connection with the offering of the Notes, neither RBCCM, in its role as calculation agent, nor any of our other affiliates, makes any representation that such information regarding any Index or the Index Sponsor is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date of any offering of Notes (including events that would affect the accuracy or completeness of the information described in this index supplement or in the applicable pricing supplement) that would affect the level of any Index have been publicly disclosed. Subsequent disclosure of any such events could affect the payments on your Notes and therefore the market value of the Notes.
In this index supplement and the applicable product prospectus supplement, if any, and/or the applicable pricing supplement, unless the context requires otherwise, references to an Index listed below and/or in the applicable pricing supplement will include any successor index to such Index and references to the Index Sponsor will include any successor thereto.
Unless otherwise set forth in the applicable pricing supplement, each of the equity securities comprising an Underlying Index, including the ones identified below, is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding companies with securities registered under the Exchange Act may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of these documents are included or incorporated by reference in this index supplement or in any pricing supplement.

The Solactive Equal Weight U.S. Blue Chip Select AR Index

The Solactive Equal Weight U.S. Blue Chip Select AR Index (the “Blue Chip Index”) is an equity index that seeks to track the gross total return performance of the Solactive Equal Weight U.S. Blue Chip Select GTR Index (with respect to the Blue Chip Index, the “Underlying Index”), subject to an Adjustment Factor of 5.5% per annum, calculated daily and deducted on each index calculation day. The impact of the Adjustment Factor on the calculation of the Blue Chip Index is discussed in the section “Calculation of the Indices ” below.

The Blue Chip Index (Bloomberg L.P. index symbol “SOLUSBCA”) was first calculated on November 16, 2023, with a base value of 1,000.00 as of the base date of December 31, 2012.

The Blue Chip Index is comprised exclusively of its Underlying Index, which is an equally-weighted equity index, rebalanced based on the target weightings on a quarterly basis, consisting of 10 fixed equity securities from the U.S. stock market, and is intended to represent a “blue chip” investment theme as defined by the Index Sponsor. The Blue Chip Index’s Underlying Index is comprised of the 10 equity securities listed below:

Security Issuer	Security Type	Symbol	Exchange	Target Weighting
3M Company	common stock	MMM	NYSE	10.00%
Citigroup Inc.	common stock	C	NYSE	10.00%
Exxon Mobil Corporation	common stock	XOM	NYSE	10.00%
Ford Motor Company	common stock	F	NYSE	10.00%
Morgan Stanley	common stock	MS	NYSE	10.00%
Pfizer Inc.	common stock	PFE	NYSE	10.00%
QUALCOMM Incorporated	common stock	QCOM	Nasdaq	10.00%
Target Corporation	common stock	TGT	NYSE	10.00%
Valero Energy Corporation	common stock	VLO	NYSE	10.00%
Verizon Communications Inc.	common stock	VZ	NYSE	10.00%

Please see the section “The Underlying Indices” below for further information about the Blue Chip Index’s Underlying Index.

Additional information regarding the Blue Chip Index may be obtained from the Solactive website: www.solactive.com/. We are not incorporating by reference the website or any material it includes in this document.

The Solactive Equal Weight U.S. Semi Conductor Select AR Index

The Solactive Equal Weight U.S. Semi Conductor Select AR Index (the “Semi Conductor Index”) is an equity index that seeks to track the gross total return performance of the Solactive Equal Weight U.S. Semi Conductor Select GTR Index (with respect to the Semi Conductor Index, the “Underlying Index”), subject to an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The impact of the Adjustment Factor on the calculation of the Semi Conductor Index is discussed in the section “Calculation of the Indices” below.”

The Semi Conductor Index (Bloomberg L.P. index symbol “SOUSESCA”) was first calculated on November 16, 2023, with a base value of 1,000.00 as of the base date of December 31, 2012.

The Semi Conductor Index is comprised exclusively of its Underlying Index, which is an equally-weighted equity index, rebalanced based on the target weightings on a quarterly basis, consisting of nine fixed equity securities from the U.S. stock market, and is intended to represent a “semi conductor” investment theme as defined by the Index Sponsor. The Semi Conductor Index’s Underlying Index is comprised of the nine equity securities listed below:

Security Issuer	Security Type	Symbol	Exchange	Target Weighting
Advanced Micro Devices, Inc.	common stock	AMD	Nasdaq	11.11%
Applied Materials, Inc.	common stock	AMAT	Nasdaq	11.11%
Broadcom Inc.	common stock	AVGO	Nasdaq	11.11%
Intel Corporation	common stock	INTC	Nasdaq	11.11%
Micron Technology, Inc.	common stock	MU	Nasdaq	11.11%
NVIDIA Corporation	common stock	NVDA	Nasdaq	11.11%
QUALCOMM Incorporated	common stock	QCOM	Nasdaq	11.11%
Taiwan Semiconductor Manufacturing Company Limited	American depositary shares	TSM	NYSE	11.11%
Texas Instruments Incorporated	common stock	TXN	Nasdaq	11.11%
Please see the section “The Underlying Indices” below for further information about the Semi Conductor Index’s Underlying Index.

Additional information regarding the Semi Conductor Index may be obtained from the Solactive website: www.solactive.com/. We are not incorporating by reference the website or any material it includes in this document.

The Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index

The Solactive Equal Weight U.S. Autonomous Economy AI Select AR Index (the “AI Index”) is an equity index that seeks to track the gross total return performance of the Solactive Equal Weight U.S. Autonomous Economy AI Select GTR Index (with respect to the AI Index, the “Underlying Index”), subject to an Adjustment Factor of 2.0% per annum, calculated daily and deducted on each index calculation day. The impact of the Adjustment Factor on the calculation of the AI Index is discussed in the section “Calculation of the Indices” below.

The AI Index (Bloomberg L.P. index symbol “SOLUSEIA”) was first calculated on November 16, 2023, with a base value of 1,000.00 as of the base date of December 31, 2012.

The AI Index is comprised exclusively of its Underlying Index, which is an equally-weighted equity index, rebalanced based on the target weightings on a quarterly basis, consisting of 10 fixed equity securities from the U.S. stock market, and is intended to represent an “autonomous economy AI” investment theme as defined by the Index Sponsor. The AI Index’s Underlying Index is comprised of the 10 equity securities listed below:

Security Issuer	Security Type	Symbol	Exchange	Target Weighting
Microsoft Corporation	common stock	MSFT	Nasdaq	10.00%
NVIDIA Corporation	common stock	NVDA	Nasdaq	10.00%
Amazon.com, Inc.	common stock	AMZN	Nasdaq	10.00%
Alphabet, Inc.	Class A common stock	GOOGL	Nasdaq	10.00%
QUALCOMM Incorporated	common stock	QCOM	Nasdaq	10.00%
Tesla, Inc.	common stock	TSLA	Nasdaq	10.00%
General Motors Company	common stock	GM	NYSE	10.00%
Medtronic plc	ordinary shares	MDT	NYSE	10.00%
Intuitive Surgical, Inc.	common stock	ISRG	Nasdaq	10.00%
Lam Research Corporation	common stock	LRCX	Nasdaq	10.00%
Please see the section “The Underlying Indices” below for further information about the AI Index’s Underlying Index.

Additional information regarding the AI Index may be obtained from the Solactive website: www.solactive.com/. We are not incorporating by reference the website or any material it includes in this document.

Calculation of the Indices
Each of the Indices is an adjusted return index, meaning that the level of each Index reflects the level of its Underlying Index, as adjusted by its Adjustment Factor.
On a given index calculation day, the level of an Index equals (a) the level of the Index on the prior index calculation day multiplied by (b) (i) the level of the Underlying Index on the index calculation day divided by the level of the Underlying Index on the prior index calculation day minus (ii) (A) the Adjustment Factor multiplied by (B) (I) the number of calendar days between the applicable index calculation day and the prior index calculation day divided by (II) 360).
The performance of each Index will vary higher or lower from the performance of a price return index with the same constituents and weights as its Underlying Index, depending on whether the benefit of the dividends and other distributions reinvested into the Underlying Index is greater than or less than the decrease in the closing level of the Index attributable to the Adjustment Factor.

For the avoidance of doubt, the return on the Notes is linked to the applicable Index and is not linked to its Underlying Index.

The Underlying Indices

Unless otherwise specified, the following description applies to each of the Underlying Indices. Each Underlying Index is an equally-weighted fixed selection of equity securities from the U.S. stock market (“Underlying Index Constituents”), in each case that is intended to represent a specific investment theme (“Investment Theme”). The Underlying Index Constituents may be issued by U.S. or non-U.S. issuers, as applicable. Each Underlying Index is calculated on a gross total return basis, which means that dividends or other distributions are reinvested across the entire basket of Underlying Index Constituents by means of a divisor adjustment at the opening of the effective date (i.e., the ex-date) of the payment of such dividend or other distribution. The Underlying Index Constituents and Investment Theme of three Underlying Indices are specified above. Additional information regarding each Underlying Index may be obtained from the Solactive website: www.solactive.com/. We are not incorporating by reference the website or any material it includes in this document.

Index Composition and Rebalancing

Each Underlying Index is comprised of a fixed selection of equity securities, as set forth above. As a result, the Underlying Index Constituents are not expected to change throughout the term of your Notes, subject to certain corporate actions, discussed below.

Each Underlying Index is equally weighted and is rebalanced quarterly as described below to reset the weighting of each Underlying Index Constituent to the target weighting. The Underlying Index Sponsor will rebalance each Underlying Index after the closing level of the Underlying Index is calculated on the first Wednesday of each February, May, August and November (or, if such day is not a trading day, on the immediately following trading day) (each, a “Rebalance Day”), based on equal weights determined 10 business days before the scheduled Rebalance Day (a “Selection Day”). Between Rebalance Days, the weight of each Underlying Index Constituent will increase or decrease based on its price performance relative to the other Underlying Index Constituents. Moreover, because the number of shares of each Underlying Index Constituent that is needed to establish equal weights is determined on a Selection Day but is not implemented until the corresponding Rebalance Day, the weights of the Underlying Index Constituents are unlikely to remain equal on the corresponding Rebalance Day, since the price of each Underlying Index Constituent will fluctuate between the Selection Day and the Rebalance Day.

Calculation of the Underlying Index

Each Underlying Index is calculated as a gross total return index, which seeks to replicate the overall return from holding a portfolio consisting of the Underlying Index Constituents. In order to achieve this aim, a gross total return index considers payments made in respect of the Underlying Index Constituents, such as dividends, without the deduction of any withholding tax or other amounts to which an investor holding the Underlying Index Constituents would typically be exposed.

Each Underlying Index is calculated using a divisor. The divisor is a mathematical factor defined at the inception of each Underlying Index and is adjusted by certain corporate actions impacting one or more Underlying Index Constituents and rebalances of the applicable Underlying Index. Any dividends or other distributions are reinvested across the entire basket of Underlying Index Constituents by means of a divisor adjustment at the opening of the effective date (or “ex-date”) of the payment of such dividend or other distribution. The Divisor will be rounded to six decimal places.

Index Maintenance

Under certain circumstances, an adjustment of the Underlying Index may be necessary between two regular Rebalance Days. Such adjustment has to be made if a corporate action in relation of an Underlying Index Constituent occurs. Such adjustment may have to be done in relation to an Underlying Index Constituent and/or may also affect the number of Underlying Index Constituents and/or the weighting of certain Underlying Index Constituents. Corporate events may have a material impact on the price or weighting of the Underlying Index Constituents. Therefore, such events are accounted for in the calculation of the Underlying Index, effective with the occurrence of the price effect of the respective corporate action. The Underlying Index Sponsor considers the following non-exhaustive list of corporate actions as relevant for maintenance of the Underlying Index: cash distributions (e.g., payment of a dividend); stock distributions (e.g., payment of a dividend in the form of a company’s own shares or the shares of another company); share splits; reverse share splits; capital increases; share repurchases; spin-offs; mergers and acquisitions; delistings; nationalization of a company; and insolvency.

License Agreement and Disclaimer

All information contained in this index supplement regarding the Indices and the Underlying Indices, including, without limitation, the make-up, performance, method of calculation and changes in their constituents, has been derived from publicly available sources without independent verification. Such information reflects the policies of and is subject to change by the Index Sponsor. Royal Bank of Canada (the “Bank”) and its affiliates make no representation or warranty as to the accuracy or completeness of such information. The Index Sponsor independently calculates, maintains and publishes the Indices and the Underlying Indices. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Indices or the Underlying Indices. The Index Sponsor has no obligation relating to the Notes or amounts to be paid to an investor, including any obligation to take the needs of the Bank or the beneficial owners of the Notes into consideration for any reason. The Index Sponsor will not receive any of the proceeds of the offering of the Notes, is not responsible for and has not participated in, the offering of the Notes nor is it responsible for, nor will it participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes. The Index Sponsor makes no representation or warranty, express or implied, regarding the advisability of investing in securities generally or the Notes in particular. Neither the Index Sponsor nor any of its affiliates are involved in the operation or distribution of the Notes and neither the Index Sponsor nor its affiliates shall have any liability for operation or distribution of the Notes or the failure of the Notes to achieve their investment objective.

The Index Sponsor is not related to the Bank. The Index Sponsor and the Bank have entered into a license agreement providing the Bank, in exchange for a fee, with the right to use the Indices in connection with the Notes. The Index Sponsor does not guarantee the accuracy or completeness of the Indices or the Underlying Indices, any data included therein, or any data from which it is derived, and the Index Sponsor has no liability for any errors, omissions, or interruptions therein. The Index Sponsor does not make any warranty, express or implied, as to results to be obtained from use of information provided by the Index Sponsor in respect of the Indices or the Underlying Indices and the Index Sponsor expressly disclaims all warranties of suitability with respect thereto.

The Indices and the Underlying Indices are calculated by the Index Sponsor. The Notes are not sponsored, promoted, sold or supported in any other manner by the Index Sponsor nor does the Index Sponsor offer any express or implicit guarantee or assurance either with regard to the results of using the Indices and/or the Underlying Indices’ trademarks or the closing level of any Index at any time or in any other respect. The Indices and the Underlying Indices are calculated and published by the Index Sponsor. The Index Sponsor uses its best efforts to ensure that the Indices and the Underlying Indices are calculated correctly. Irrespective of its obligations towards the Bank, the Index Sponsor has no obligation to point out errors in the Indices or the Underlying Indices to third parties including but not limited to investors and/or financial intermediaries of the Notes. Neither publication of the Indices or the Underlying Indices by the Index Sponsor nor the use of the Indices or the Underlying Indices’ trademarks for the purpose of use in connection with the Notes constitutes a recommendation by the Index Sponsor to invest capital in the Notes nor does it in any way represent an assurance or opinion of the Index Sponsor with regard to any investment in the Notes.

The name “Solactive” is a registered trademark of the Index Sponsor. The Index Sponsor is registered with and regulated by the German Federal Financial Supervisory Authority.